UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Carsly Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 22, 2021

Physical address of issuer
330 N Marine Ave, Wilmington CA 90744

Website of issuer
https://getbakkal.com

Current number of employees
35

Filer EDGAR CIK
0001990068

Submission Contact Person Information

> *Name*
> Murat Karslioglu
>
> *Phone Number*
> 5628964263
>
> *Email Address*
> murat@bakkal.us
>
> *Notification Email Address*
> murat@bakkal.us

Signatories

> *Name*
> Murat Karslioglu
>
> *Signature*
>
> *Title*
> CEO/President
>
> *Email*
> murat@bakkal.us
>
> *Date*
> April 29, 2024